UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  June 2013

Commission File No.:   001-09038

CENTRAL FUND OF CANADA LIMITED

(Translation of registrant's name into English)

Suite 805, 1323 - 15th Avenue S.W., Calgary, Alberta, Canada T3C 0X8

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                  Form 40-F ☑

[Indicate by check mark whether the registrant by furnishing the information in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES ☐                           NO ☑

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A]

EXHIBIT INDEX

CENTRAL FUND OF CANADA LIMITED

Exhibit to Form 6-K for 2nd Quarter Report filing on June 3, 2013

Form 6-K

Exhibit 99.1:     Central Fund 2nd Quarter Report of April 30, 2013

Exhibit 99.2:     Management’s Discussion & Analysis

Exhibit 99.3:     Form 52-109F2 CEO Certification

Exhibit 99.4:     Form 52-109F2 CFO Certification

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL FUND OF CANADA LIMITED
(Registrant)

Date	June 3, 2013	By:	/s/ J.C. STEFAN SPICER
(Signature)
J.C. Stefan Spicer, President & CEO

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